DD
6/7/13

SECUR 13025115 IISSION

SEC
Mail Processing
Section

JUN 06 2013

Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Woori Investment & Securities America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, Suite 3010
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seongjoon Pang 212-391-4699
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD
6/11/13

AFFIRMATION

I, Seongjoon Pang, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Woori Investment & Securities America, Inc., a wholly-owned subsidiary of Woori Investment & Securities Co., Ltd., as of and for the year ended March 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

5/23

Signature Date

President

Title

Notary Public

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified in Queens County
My Commission Expires May 15, 2014

Woori Investment & Securities America, Inc.
(A Wholly-Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

(SEC I.D. No. 8-45081)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Woori Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Woori Investment & Securities America, Inc. (the "Company"), a wholly-owned subsidiary of Woori Investment & Securites Co., Ltd., as of March 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Woori Investment & Securities America, Inc. as of March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

May 23, 2013

WOORI INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Woori Investment & Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS

Cash	$ 289,825
Certificates of deposit	4,546,072
Commissions receivable	89,601
Prepaid taxes	404,416
Accrued interest receivable	11,498
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $439,957	80,605
Other assets	533,725
TOTAL ASSETS	$ 5,955,742

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 118,387
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 3,000 shares; issued and outstanding, 300 shares	3
Additional paid-in capital	9,999,997
Accumulated deficit	(4,162,645)
Total stockholder's equity	5,837,355
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,955,742

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

Woori Investment & Securities America, Inc., (the "Company") was incorporated on June 18, 1992 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Woori Investment & Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as an agent for customers in the purchase and sale of Korean and U.S. securities. The Company executes and clears Korean securities trades through the Parent. U.S. securities trades clear through a third party clearing broker. These trades are settled on a delivery versus payment basis.

Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Commission revenues are accrued and recorded on a trade-date basis as securities transactions occur. Interest revenues are earned from cash and the certificates of deposits and are recorded on an accrual basis. Other includes research fees income which is recognized when the services are provided and collection is reasonably assured.

Income Taxes - Deferred tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

Under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, *Income Taxes*, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statement from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in

assessing the future tax consequences of events that have been recognized in the financial statement or tax returns.

Depreciation - Furniture and office equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1. At March, 31, 2013, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $930,864, which exceeded the minimum requirement by $830,864. The Company's percentage of aggregate indebtedness to net capital was 12.72%.

4. INCOME TAXES

The difference between the effective tax rate on income before income taxes and the federal statutory rate was primarily due to the state income taxes and permanent differences, including certain nondeductible portion of meals and entertainment expenses.

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of March 31, 2013 is as follows:

	Deferred Tax Assets (Liabilities)
Furniture, equipment, and leasehold improvements	$ 46,150
Deferred rent	15,278
Charitable contribution	1,661
Net operating loss	281,754
Alternative minimum tax	14,991
Other	(3,526)
Total deferred tax assets	356,308
Valuation allowance	(356,308)
Net deferred tax assets	$ -

At March 31, 2013, the Company had net operating loss carryforwards of approximately $464,000, for federal income tax reporting purpose, which will expire in the taxable year March 31, 2033.

The Company has established a full valuation allowance at March 31, 2013 because it is more likely than not that the net deferred tax assets will not be realized. The change in valuation allowance during the fiscal year ended March 31, 2013 was an increase by approximately $356,000.

There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statement as of March 31, 2013. The Company's tax returns for the year ended March 31, 2010 through the year ended March 31, 2012 remain open to examination by the Internal Revenue Service. They also remain open for the same period with respect to state taxing jurisdictions.

No material uncertain tax positions exist as of March 31, 2013.

5. PLEDGED ASSETS

As of March 31, 2013, the Company was contingently liable for an outstanding standby letter of credit, which approximately amounted to $50,000. The standby letter of credit was issued to the landlord of the Company for its office space lease. The Company collateralized the letter of credit with cash deposits in the amount of approximately $59,000 at March 31, 2013. Such cash deposits are included in other assets in the accompanying statement of financial condition.

6. RELATED PARTY TRANSACTIONS

The Company executes and clears Korean securities through the Parent. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Commissions receivable from the Parent as of March 31, 2013 amounted to approximately $89,600.

The Company also utilized its cash surplus in the form of certificates of deposit with affiliated banks. The Company has a receivable balance from its Hong Kong office for certain communication expenses to be reimbursed and a payable balance to the Parent for the Parent's proportion of research commissions. Such balances are included in other assets and accrued expenses and other liabilities in the accompanying statement of financial condition, respectively. A summary of transactions and balances with the Parent and affiliates as of March 31, 2013 is as follows:

Cash	$	125,027
Certificates of deposit		2,783,234
Accrued interest receivable		7,092
Other assets		23,411
Accrued expenses and other liabilities		21,709

7. COMMITMENT

The Company leases office space and certain equipment under noncancelable operating lease agreements which expire on various dates through the year 2017. The following is a schedule of the minimum annual rental commitment for such lease:

Year ending March 31:	Amount
2014	$ 225,687
2015	229,498
2016	226,755
2017	209,345
Total minimum lease payments	$ 891,285

8. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2013. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after March 31, 2013 through the date of the financial statement was issued. There were no subsequent events that required to be measured or disclosed in the financial statement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 23, 2013

Woori Investment & Securities America, Inc.
120 West 45th Street, Suite 3010
New York, NY 10036

In planning and performing our audit of the financial statements of Woori Investment & Securities America, Inc. (the "Company") as of and for the year ended March 31, 2013 (on which we issued our report dated May 32, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP